Exhibit 99.1

Calliditas Therapeutics Takes Certain Corporate Actions Following Announcement by Asahi Kasei

Stockholm, Sweden, September 3, 2024 – Following the announcement by Asahi Kasei Corporation (“Asahi Kasei”) on September 2, 2024 that it controls more than 90 percent of the outstanding shares of Calliditas Therapeutics AB (Nasdaq: CALT) (“Calliditas” or the “Company”), and declared its offers to purchase all of the outstanding Common Shares and American Depositary Shares (“ADSs”) of Calliditas unconditional, and intends to initiate compulsory redemption of the remaining shares of the Company, the Board of Directors of Calliditas has resolved, in accordance with a request from Asahi Kasei, to take certain corporate actions.

Delisting of Common Shares and Delisting, Deregistration, and Termination of ADS Program

In light of the above, and in accordance with a request from Asahi Kasei, the Board of Directors of Calliditas has resolved to apply for delisting of the Company’s common shares (the “Common Shares”) from Nasdaq Stockholm, as well as its ADSs representing its Common Shares from the Nasdaq Global Select Market.

The last day of trading in the Common Shares on Nasdaq Stockholm will be announced as soon as Calliditas has received confirmation thereof from Nasdaq Stockholm.

The Company intends to file a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on or about September 13, 2024. The delisting of the ADSs is expected to become effective on or about September 23, 2024. Following the effectiveness of the delisting of the Company’s ADSs from Nasdaq, the Company intends to deregister the ADSs and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended. The Company has also notified the ADS depositary that it intends to terminate the depositary agreement and the ADS program.

Extraordinary General Meeting

As announced today by separate press release, the Board of Directors of Calliditas, at the request of Asahi Kasei, has convened an Extraordinary General Meeting to be held on September 30, 2024 for, among other things, the election of a new Board of Directors.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs.

Forward-Looking Statements

This press release contains forward-looking statements concerning the Company, Asahi Kasei and the offers that involve a number of risks and uncertainties. Words such as “believes”, “anticipates”, “plans”, “expects”, “seeks”, “estimates”, and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. These forward-looking statements include statements about the Company’s plans, objectives, expectations and intentions including the Company’s intention to delist its securities from Nasdaq, deregister the ADSs, terminate the ADS program, convene an extraordinary general meeting, enter into certain agreements, and take other related actions. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control, including pursuant to regulatory intervention. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Schedule 14D-9, the Company’s Annual Report on Form 20-F and subsequent interim reports on Form 6-K, which are on file with the SEC and available at the SEC’s website at www.sec.gov and on the “Investors” page of the Company’s website, www.calliditas.se/en/investors/, under the heading “SEC Filings”, and in any subsequent documents Calliditas files or furnishes with the SEC. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.